LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

June 14, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Registration Statement on Form S-3

File No. 333-124945

Dear Sir or Madam:

We are counsel to AXM Pharma, Inc. (the “Company”).  On behalf of our client, we request acceleration of the effective date of the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form S-3 as filed with the Commission on June 10, 2005 to become effective at 4:00 p.m. eastern standard time on Tuesday, June 14, 2005, or as soon thereafter as practicable.

We, on behalf of the Company hereby acknowledge that

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,

/s/ Louis E. Taubman Louis E. Taubman